[VIROLOGIC Letterhead]

November 4, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, DC 20549

Attn: Sonia Barros, Esquire

Re:	ViroLogic, Inc.

Registration Statement on Form S-4

Commission File No. 333-116981

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-4, together with all exhibits and amendments thereto, Commission File No. 333-116981 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on June 30, 2004.

Pursuant to the Registration Statement, the Registrant proposed to register 64,698,957 shares of its Common Stock, $0.001 par value per share (the “Shares”) and 64,698,957 Contingent Value Rights, to be issued in connection with the transaction described within the registration statement with a prepared maximum offering price of $162,127,975. Subsequent to effectiveness of the Registration Statement and prior to issuance of any securities pursuant to it, the terms of the CVRs were amended and the Registrant will be filing a new Registration Statement with respect to the Shares and the amended CVRs. No securities have been sold pursuant to the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Steven Przesmicki of Cooley Godward LLP at (858) 550-6070.

Sincerely,

ViroLogic, Inc.

By:	/S/ KATHY L. HIBBS
Kathy L. Hibbs
Vice President, General Counsel

cc:	Steven M. Przesmicki – Cooley Godward LLP